Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS

STUDIO CITY OPERATING AGREEMENT

The Board is pleased to announce that on 16 September 2025, SCRS, a subsidiary of the Company, entered into the Studio City Operating Agreement with iRad effective as of 1 January 2025, pursuant to which SCRS granted iRad the right to operate a private hospital focused on imaging and diagnostic medical services at the Studio City integrated resort, for an initial period commencing from the Trading Start Date tentatively expected to be 1 October 2025 and ending on 30 November 2034, with an option to renew for two further periods of five (5) years each by mutual agreement of the parties.

LISTING RULES IMPLICATIONS

As at the date of this announcement, iRad is indirectly held as to approximately 40.63% by Zedra Asia Limited, which is the trustee of a discretionary family trust under which the beneficiaries include Mr. Ho, Lawrence Yau Lung and his family members. Accordingly, iRad is an associate of Mr. Ho, Lawrence Yau Lung, the chairman, chief executive officer and an executive director of the Company, and a connected person of the Company under Chapter 14A of the Listing Rules. Therefore, the transactions contemplated under the Studio City Operating Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio (as defined under the Listing Rules) in respect of the highest proposed annual cap under the Studio City Operating Agreement is 0.1% or more but is less than 5%, the transactions contemplated under the Studio City Operating Agreement are subject to the reporting, annual review and announcement requirements, but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As the period of the Studio City Operating Agreement exceeds three years, the Independent Financial Adviser has been appointed by the Company pursuant to Rule 14A.52 of the Listing Rules to explain why a period exceeding three years is required and to confirm that it is normal business practice for agreements of this type to be of such duration.

THE STUDIO CITY OPERATING AGREEMENT

The Board is pleased to announce that on 16 September 2025, SCRS, a subsidiary of the Company, entered into the Studio City Operating Agreement with iRad effective as of 1 January 2025, pursuant to which SCRS granted iRad the right to operate a private hospital focused on imaging and diagnostic medical services at the Studio City integrated resort, for an initial period commencing on the date iRad starts operation from the premises (the “Trading Start Date”) tentatively expected to be 1 October 2025 and ending on 30 November 2034, with an option to renew for two further periods of five (5) years each by mutual agreement of the parties.

The principal terms of the Studio City Operating Agreement are summarised as follows:

Effective Date:	1 January 2025. During the period between the Effective Date and the Trading Start Date, SCRS and iRad will fit out the premises and apply for various required licenses and permits.

Parties:	(a) SCRS (as the operator); and (b) iRad (as the retailer)

Term:

The Studio City Operating Agreement has an initial period commencing from the Trading Start Date and ending on 30 November 2034 (both dates inclusive) (the “Term”), with an option to renew for two further periods of five (5) years each by mutual agreement of the parties. The Company will comply with the relevant Listing Rules requirements in connection with any such renewals.

Pursuant to Rule 14A.52 of the Listing Rules, as the Term of the Studio City Operating Agreement exceeds three years, the Company has appointed the Independent Financial Adviser to explain the reason for a longer period and to confirm that it is a normal business practice for agreements of this type to be of such duration. Please refer to the section headed “Opinion from the Independent Financial Adviser on the Term of the Studio City Operating Agreement” below for details.

Nature of transactions contemplated by the Studio City Operating Agreement:	Pursuant to the Studio City Operating Agreement, for the purpose of operating a fully fitted world class private hospital focused on imaging and diagnostic medical services, iRad will be permitted to use certain premises with a total area of 12,618 square feet at the Studio City integrated resort from Trading Start Date to 30 November 2034 as (a) a private hospital under iRad’s trade name; and (b) a pharmacy and office by iRad or its associated entities as authorised by SCRS.

SCRS shall purchase and install certain medical equipment for the operation of iRad at the premises (the “Equipment”). The Base Fee payable by iRad to SCRS includes a component for the utilisation of the Equipment as detailed below under the section headed “Nature of amounts payable in respect of the transactions contemplated by the Studio City Operating Agreement – (a) Base fee payable by iRad”. Considering the Equipment may only be used for medical related purposes, iRad shall have an option to purchase the Equipment from SCRS for a nominal price upon expiration of the Term provided there is no material breach of the Studio City Operating Agreement by iRad at the expiration of the Term.

In satisfaction of certain commitments made to the Macau government in connection with the grant of a gaming concession to Melco Resorts (Macau) Limited, an indirect subsidiary of the Company, SCRS shall support the health care industry of Macau by providing support to iRad as detailed below under the section headed “Nature of amounts payable in respect of the transactions contemplated by the Studio City Operating Agreement – (f) Macau Health Care Industry Support”.

iRad shall provide discounted imaging and diagnostic medical body check-up packages to the Group companies operating Studio City Hotel, Altira Hotel and City of Dreams Hotel, which such companies may make available for purchase or on a complimentary basis to their respective customers or employees.

Nature of amounts payable in respect of the transactions contemplated by the Studio City Operating Agreement:	(a) Base fee payable by iRad (the “Base Fee”):
	Period	Base Fee
	From the Trading Start Date (tentatively expected to be 1 October 2025) to 31 December 2027 (Year 1 to Year 3)	MOP694,981 per month (including a monthly rent of MOP373,573 and a fee of MOP321,408 per month for utilisation of the Equipment)
	From 1 January 2028 to 31 December 2028 (Year 4)	MOP755,835 per month (including a monthly rent of MOP388,936 and a fee of MOP366,900 per month for utilisation of the Equipment)
	From 1 January 2029 to 31 December 2029 (Year 5)	MOP767,063 per month (including a monthly rent of MOP435,023 and a fee of MOP332,040 per month for utilisation of the Equipment)
	From 1 January 2030 to 31 December 2033 (Year 6 to Year 9)	MOP526,006 per month (including a monthly rent of MOP435,023 and a fee of MOP90,983 per month for utilisation of the Equipment)
	From 1 January 2034 to 30 November 2034 (Year 10)	MOP534,281 per month (including a monthly rent of MOP435,027 and a fee of MOP99,255 for utilisation of the Equipment)

If the option to renew for one or two further periods of five (5) years is exercised, which would in each case require the mutual agreement of both parties, the applicable Base Fee payable by iRad under the renewed Studio City Operating Agreement would be:

Period	Base Fee
The first extension (from 1 December 2034 to 30 November 2039)	A minimum of MOP110,610 per month, which shall not exceed MOP135,190 per month
The second extension (from 1 December 2039 to 30 November 2044)	A minimum of 90% of the Base Fee per month for the last year of the first extension (“Year 15”), which shall not exceed the Base Fee for Year 15 plus 10% per month
The Base Fee shall be paid by iRad in advance for each calendar month, from and including the Trading Start Date, within fourteen (14) calendar days of receiving the written invoice from SCRS.
(b) Turnover fee (the “Turnover Fee”):

Within five (5) working days after the end of each month, iRad shall deliver to SCRS a written certificate setting out the turnover for the relevant month with the turnover broken down on a daily basis. A Turnover Fee of 1.5% of the monthly turnover of iRad derived from its business and activities of any nature conducted at, in front of or upon the premises at the Studio City integrated resort would be payable by iRad if the Turnover Fee exceeds the Base Fee (the total amount of Turnover Fee is due and the amount paid as Base Fee shall be accounted for in settlement of the Turnover Fee payment). In such case the remaining amount in debt regarding the Turnover Fee would be payable monthly within fourteen (14) calendar days of receiving the written invoice from SCRS.

For avoidance of doubt, iRad shall only be required to pay the higher of the Base Fee or the Turnover Fee, but not both.
If the option to renew for one or two further periods of five (5) years is exercised, which in each case requires the mutual agreement of the parties, the Turnover Fee payable by iRad would be:
Period	Turnover Fee
The first extension (from 1 December 2034 to 30 November 2039)	1.5% of the monthly turnover per month
The second extension (from 1 December 2039 to 30 November 2044)	1.5% of the monthly turnover per month

(c) Management fees (the “Management Fee”):

After a ramp up period, from the fourth (4th) year after the date on which iRad starts operating in the premises pursuant to the Studio City Operating Agreement, a Management Fee shall be payable by iRad in an amount of MOP61,450 per month, which shall be payable by iRad in advance within fourteen (14) calendar days of receiving the written invoice from SCRS. Terms offered to certain third parties for lease agreements with a term of 3 years or more include certain waiver of management fees, which aligns with the arrangement during the ramp up period in the Studio City Operating Agreement.

If the option to renew for one or two further periods of five (5) years is exercised, which in each case requires the mutual agreement of the parties, the Management Fee payable by iRad would be:
Period	Management Fee
The first extension (from 1 December 2034 to 30 November 2039)	A minimum of MOP55,305 per month, which shall not exceed MOP67,595 per month
The second extension (from 1 December 2039 to 30 November 2044)

The management fee for this period shall be agreed by both parties with regards to the prevailing market conditions, although the management fee shall be no lower than 90% of the Management Fee for Year 15 per month and shall not exceed 110% of the Management Fee for Year 15 per month

(d)  Utilities:

All utilities shall be paid by iRad per month within fourteen (14) calendar days of receiving the written invoice from SCRS.

(e)   Refundable security deposit (the “Security Deposit”):

iRad shall deposit with SCRS the Security Deposit of MOP35,070,972, payable in nine instalments within eight months of signing of the Studio City Operating Agreement, to secure compliance by iRad with the Studio City Operating Agreement, of which MOP34,333,572 shall be reduced by the amount of MOP306,549.75 per month and released by SCRS on a monthly basis and the remaining amount of MOP737,400 shall be refunded by SCRS within six months after the end of the Term of the Studio City Operating Agreement, including extensions (either six months after 30 November 2034 or six months after the end of each extension period) or fulfilment of all obligations of iRad under the Studio City Operating Agreement. SCRS may deduct from the Security Deposit the amount of any outstanding fees or other payments due under the Studio City Operating Agreement or any losses it sustains resulting directly or indirectly from any breach of the Studio City Operating Agreement by iRad and if SCRS makes such a deduction during the Term of the Studio City Operating Agreement, iRad shall make up the difference within seven (7) days of demand. The deduction does not affect SCRS’ right to seek remedies for any breach by iRad, including serving notice on iRad to terminate the Studio City Operating Agreement.

(f)   Macau Health Care Industry Support

In satisfaction of certain commitments made to the Macau government in connection with the grant of a gaming concession to Melco Resorts (Macau) Limited, an indirect subsidiary of the Company, SCRS commits to support the health care industry of Macau during the term of the gaming concession by supporting iRad in the following minimum amounts (and subject to the annual caps as set out below):

Period	Amount
For the first three (3) months from the Trading Start Date	MOP2,083,333.33 per month
From 4th month to 34th month from the Trading Start Date	MOP1,250,000 per month
From the 35th month to 70th month from the Trading Start Date	MOP930,000 per month
From the 71st month to 87th month from the Trading Start Date (the end date of the gaming concession)	MOP1,324,706 per month

The Company understands that this support will be used by iRad to cover capital expenditures, such as pre-opening costs and IT and office equipment, as well as essential day-to-day operational expenses, including the recruitment and employment of skilled healthcare professionals. The industry support is expected to be allocated approximately 8% towards capital expenditures, and 92% towards operational expenses, primarily labour costs for engaging experienced radiologists and medical staff, reflecting the need to bring experienced medical professionals into Macau’s relatively new healthcare market. These efforts aim to ensure the efficient and effective provision of high-quality medical services to the community.

For the industry support allocated to capital expenditures, it is expected that approximately 67% will be used by iRad in 2025 to cover pre-opening costs and initial investments in IT and office equipment, and the remaining 33% will be used by 2029 to support ongoing infrastructure enhancements and technology upgrades. For the industry support allocated to operational expenses, it is expected that approximately 3% will be used by iRad in 2025, and the remaining 97% will be distributed roughly equally from 2026 to 2034.

The above allocations are based on iRad’s current business plan, and may be adjusted by iRad as deemed necessary in response to its business development.

Pricing basis

The commercial terms of the Studio City Operating Agreement were agreed on a holistic basis. The Base Fee, Turnover Fee, Management Fee, Utilities payments and terms of the Security Deposit were determined after arm’s length negotiations between SCRS and iRad considering that SCRS will be granting the right to use fully operational premises for a very specialised usage as a private hospital. The basis for determining each of the fees is set out below:

•

During the Term, the Base Fee comprises a rent for leasing a newly fully furnished premise and a fee for utilisation of the Equipment. The rent was determined with reference to the rents charged to independent third parties within the Studio City integrated resort, and the cost incurred by SCRS with the fitout and full furnishing of the premise. The rent was set higher than the average monthly rent of MOP26 per square foot for independent third parties due to the unique attributes of the premises, which are fully furnished and ready for immediate use as a private hospital. The fee for utilisation of the Equipment was calculated based on the value and expected useful life of the Equipment provided by SCRS. During the extension period, the Base Fee consists solely of rent, which is lower than the rent during the Term, reflecting the natural depreciation of the fitout value over time;

•

the Turnover Fee rate of 1.5% was determined through arm’s length negotiations between the parties, taking into account the size and purpose of the premises. The premises will be used by iRad as a private hospital, which will be the sole provider of medical services within the Studio City integrated resort. Medical service tenants operate under different business models compared to typical retail and food and beverage tenants, making any turnover fees charged to retail and food and beverage tenants (if any) within the Studio City integrated resort not directly comparable. Despite the lack of direct comparison, SCRS considered the turnover fee rates charged to certain retailers in the Studio City integrated resort, which range from 1% to 1.3%. The 1.5% rate reflects a balanced assessment of the anticipated business volume and operational scope of the private hospital;

•

the Management Fee was determined with reference to the fees charged by SCRS to retailers in the Studio City integrated resort who are independent third parties, where the average is MOP5 per square foot. Management fees can vary based on factors such as the premises’ intended use and specific operational requirements. For instance, within the Studio City integrated resort, there are cases where management fees charged to independent third parties are below MOP3 per square foot. Although the Management Fee charged to iRad is MOP4.44 per square foot after the ramp up period, which is slightly lower than the average, it remains within a reasonable range compared to those charged to independent third parties, while also considering the strategic importance of having medical facilities within the Studio City integrated resort;

•	the Utilities will be charged based on the actual costs incurred, and will be paid by iRad through SCRS without markup or additional charges; and

•

the Security Deposit was determined based on the amount of iRad’s financial obligation under the Studio City Operating Agreement. It covers the Base fee for the first 48 months, along with an additional buffer of approximately 1%.

The commitment to support the health care industry of the Macau was determined with reference to the Group’s commitment towards the Macau government to support the development of the Macau medical tourism sector.

Annual caps

There have been no previous transactions of a similar nature between the Group and iRad.

The annual caps during the Term are as follows:

(a)	Amount receivable by the Group from iRad (excluding the refundable Security Deposit, and the Utilities payments which are passthrough amounts payable by iRad via SCRS)

For the year ending 31 December	Annual caps (MOP)

2025	3,800,000
2026	9,100,000
2027	9,100,000
2028	10,400,000
2029	10,400,000
2030	7,700,000
2031	7,700,000
2032	7,700,000
2033	7,700,000
2034	7,100,000

(b)	Amount payable by the Group to iRad

For the year ending 31 December	Annual caps (MOP)

2025	6,900,000
2026	16,500,000
2027	16,500,000
2028	14,700,000
2029	12,300,000
2030	12,300,000
2031	14,400,000
2032	17,500,000
2033	N/A
2034	N/A

The annual caps in respect of the amounts receivable by the Group from iRad are based on the business plan prepared by iRad in connection with the arrangements contemplated by the Studio City Operating Agreement, which includes forecasts of the estimated demand for iRad’s services based on analyses of the business sector, estimates of the Base Fees and Management Fees for each financial year during the Term based on the fee rates specified in the Studio City Operating Agreement, and assumptions that the Turnover Fee will be lower than the Base Fee during the Term of the Studio City Operating Agreement based on the projections of business volume and turnover generated from iRad’s operations on the premises, with a margin of safety to accommodate potential outperformance of approximately 10%. The annual caps in respect of the amounts payable by the Group to iRad were determined with reference to the Group’s commitment towards the Macau government to support the development of the Macau medical tourism sector, and the consequential benefits of incorporating a world class private hospital at the Studio City Complex as further described in the section headed “Reasons for and Benefits of Entering into the Studio City Operating Agreement” below.

OPINION FROM THE INDEPENDENT FINANCIAL ADVISER ON THE TERM

Pursuant to Rule 14A.52 of the Listing Rules, the term of an agreement for a continuing connected transaction of a listed issuer must not exceed three years except in special circumstances. As the Term of the Studio City Operating Agreement exceeds three years, the Company has appointed the Independent Financial Adviser to explain why the Studio City Operating Agreement requires a term that is longer than three years and to confirm that it is normal business practice for agreements of this type to be of such duration.

As disclosed in this announcement, the Base Fee payable by iRad pursuant to the Studio City Operating Agreement includes a component for the utilisation of the Equipment and iRad shall have the option to purchase the Equipment from SCRS for a nominal price upon expiration of the Term. Such feature is considered similar to an equipment finance lease arrangement. Based on the aforesaid, the Studio City Operating Agreement, in the Independent Financial Adviser’s view, having two major components being premises leasing and equipment finance leasing.

In assessing the reasons for the duration of Studio City Operating Agreement to exceed 3 years, the Independent Financial Adviser has considered the following factors:

Premises leasing

•

the longer lease term protects the interests of the Group in terms of operational consistency and stability by avoiding burdens to identify new tenants after expiration of leases, minimising the potential disruption to operation caused by discontinuance of such leasing agreement, and refraining from any unnecessary administration costs to the renewal and/or any potential delay of renewal of the lease(s) as a result of negotiation between parties during agreement renewal process;

•

a longer lease term is required for premises for the provision of medical and healthcare services, clinics/hospitals in particular, as they require (i) a significant amount of capital expenditure on infrastructure, machineries and equipment for medical purposes; and (ii) stability for the convenience of patients and relevant parties; and

•	the longer lease term will allow the Group to enjoy stable rental income from the leasing of the relevant properties.

Equipment finance leasing

•

the leased assets include medical devices and/or machineries, which typically involve a relatively larger financing amount and thus requires a relatively longer repayment term. The lease period of the Equipment pursuant to the Studio City Operating Agreement is determined with reference to, among other things, the useful life of the relevant Equipment (i.e. leased assets), which, as confirmed by the Directors, ranges from 5 to 10 years, all being more than 3 years. Based on publicly available information in relation to the Finance Lease Comparable Transactions (as defined below), the Independent Financial Adviser noted that the duration of leasing of the lease assets is generally determined with reference to the useful life of the lease assets and/or the duration of the projects, which is generally consistent with the basis of determination of the duration of the lease period of the Studio City Operating Agreement.

After considering the above factors, the Independent Financial Adviser is of the view that a duration of longer than 3 years for the Studio City Operating Agreement is required.

When considering whether it is normal business practice for agreements with similar nature as the Studio City Operating Agreement to have a duration of more than 3 years, the Independent Financial Adviser has:

Premises leasing

•

referred to the duration of the existing lease agreements (the “Existing Agreements”) entered into between the Group and independent third parties for premises leasing arrangements which were entered into since 1 January 2022. The Independent Financial Adviser noted that the duration of the Studio City Operating Agreement falls in the range of the duration of the Existing Agreements of approximately 4 years and 4 months to 14 years and 11 months; and

•

identified and reviewed, on a best-effort basis, announcements issued by other companies listed on the Stock Exchange since 1 January 2023, involving the entering into of agreements in relation to the leasing of premises with durations of over three years. It is noted that there were no less than 50 agreements in relation to premises leasing with durations of over three years and amongst which, 3 of them were relating to leasing of premises particularly for hospital and medical service purposes with durations ranged from 5 to 20 years. Duration of the Studio City Operating Agreement falls within such range and therefore, it is not uncommon for agreements of similar nature to have duration of more than 3 years;

Equipment finance leasing

•

carried out comparable analysis on similar finance leasing agreement, namely leasing agreements with the lease assets being equipment, and/or machinery with durations of over three years, as announced by companies listed on the Stock Exchange since 1 January 2024 up to the effective date of the Studio City Operating Agreement (i.e. 1 January 2025) (the “Finance Lease Comparable Transactions”). Based on the selection criteria above, the Independent Financial Adviser identified no less than 100 Finance Lease Comparable Transactions with duration ranged between 3 years and 9 months to 18 years. The Independent Financial Adviser also noted from the Finance Lease Comparable Transactions that 4 of them are finance leasing agreements relating to medical devices and/or equipment with duration between 4 and 5 years. As discussed above, while the duration of leasing of the lease assets is generally determined with reference to the useful life of the subject lease assets and/or the duration of the projects which varies among different medical or other equipment or project and most importantly, in this case, the useful life of the Equipment pursuant to the Studio City Operating Agreement are up to 10 years, duration of the Studio City Operating Agreement corresponding with lease period based on the useful life of the Equipment falls within the range of duration of the Finance Lease Comparable Transactions and is therefore, considered not uncommon for agreements of similar nature to have duration of more than 3 years.

After considering the above factors, the Independent Financial Adviser is of the view that it is a normal business practice for the Studio City Operating Agreement to be of duration exceeding 3 years.

REASONS FOR AND BENEFITS OF ENTERING INTO THE STUDIO CITY OPERATING AGREEMENT

iRad’s private hospital is expected to be a cutting-edge medical facility, putting the Studio City Complex at the forefront of medical tourism in Macau, driving incremental visitation and providing attractive returns for Studio City based on the business plan prepared by iRad. Healthcare and cutting-edge technology are focal points of the Macau government’s development plan for Macau’s economy, and the agreement with iRad is aligned with the Group and in particular Studio City’s long term strategic plans to offer high-quality differentiated products and services, to enhance the leisure, and tourism offerings in Macau, as well as to support the well-being of the communities the Group serves.

The Directors (including the independent non-executive Directors) are of the view that (a) the terms of the Studio City Operating Agreement and the annual caps are fair and reasonable and in the interests of the Shareholders as a whole; and (b) the Term of the Studio City Operating Agreement is normal commercial terms or better (as far as the Company is concerned).

Save for Mr. Ho, Lawrence Yau Lung who has a material interest in the Studio City Operating Agreement given his relationship with iRad and has therefore abstained from voting on the relevant board resolutions, none of the Directors was required to abstain from voting on the board resolution(s) approving the Studio City Operating Agreement and the transactions contemplated thereunder.

INFORMATION ON THE PARTIES

The Company, through its subsidiaries, is principally engaged in leisure, gaming and entertainment, and other investments. SCRS is an indirectly held subsidiary of the Company, which is principally engaged in the management of retail space in the Company’s Studio City integrated resort in Macau.

iRad is a company incorporated in Macau and is principally engaged in operating a private hospital focused on imaging and diagnostic medical center in Macau. In 2024, iRad Group is the largest Magnetic Resonance Imaging diagnostic services provider in Hong Kong by the number of Magnetic Resonance Imaging scanners and by revenue. Meanwhile, iRad is the first and largest private medical imaging and examination service provider within an integrated resort in Macau, making iRad Group the first medical imaging group in the world to offer comprehensive private imaging and examination services, including Magnetic Resonance Imaging and Computed Tomography services, to the integrated resort industry.

As at the date of this announcement, iRad is indirectly held as to approximately 40.63% by Zedra Asia Limited, which is the trustee of a discretionary family trust under which the beneficiaries include Mr. Ho, Lawrence Yau Lung and his family members. iRad is therefore an associate of Mr. Ho, Lawrence Yau Lung, the chairman, chief executive officer and an executive director of the Company.

LISTING RULES IMPLICATIONS

As at the date of this announcement, iRad is indirectly held as to approximately 40.63% by Zedra Asia Limited, which is the trustee of a discretionary family trust under which the beneficiaries include Mr. Ho, Lawrence Yau Lung and his family members. Accordingly, iRad is an associate of Mr. Ho, Lawrence Yau Lung, the chairman, chief executive officer and an executive director of the Company, and a connected person of the Company under Chapter 14A of the Listing Rules. Therefore, the transactions contemplated under the Studio City Operating Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio (as defined under the Listing Rules) in respect of the highest proposed annual cap under the Studio City Operating Agreement is 0.1% or more but is less than 5%, the transactions contemplated under the Studio City Operating Agreement are subject to the reporting, annual review and announcement requirements, but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As the Term of the Studio City Operating Agreement exceeds three years, the Independent Financial Adviser has been appointed by the Company pursuant to Rule 14A.52 of the Listing Rules to explain why a period exceeding three years is required and to confirm that it is normal business practice for agreements of this type to be of such duration.

DEFINITIONS

The following terms have the following meanings in this announcement, unless the context otherwise requires:

“associate”	has the meaning ascribed to it in the Listing Rules
“Board”	the board of Directors
“Company”	Melco International Development Limited, a company incorporated in Hong Kong with limited liability and having its shares listed and traded on the Main Board of the Stock Exchange
“Director(s)”	the directors of the Company
“Group”	the Company and its subsidiaries
“Independent Financial Adviser”	Somerley Capital Limited, a licensed corporation permitted under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities, the independent financial adviser appointed to explain the reason for the longer period in respect of the Studio City Operating Agreement, and to confirm that it is normal business practice for agreement(s) of this type to be of such a duration

“iRad”	IRAD IMAGING AND DIAGNOSTIC MEDICAL CENTER LTD. (卓智影像醫學診斷中心有限公司), a company incorporated in Macau and an associate of Mr. Ho, Lawrence Yau Lung, the chairman, chief executive officer and an executive director of the Company
“iRad Group”	iRad, its holding company and fellow subsidiaries of its holding company
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Macau”	the Macau Special Administrative Region of the People’s Republic of China
“MOP”	Macau Pataca, the lawful currency of Macau
“SCRS”	Studio City Retail Services Limited, a company incorporated in Macau and an indirect non-wholly-owned subsidiary of the Company
“Shareholder(s)”	the holder(s) of the ordinary share(s) of the Company
“Studio City Operating Agreement”	the Studio City operating agreement dated 16 September 2025 and effective as of 1 January 2025 entered into between SCRS (as operator) and iRad (as retailer) in relation to the grant of right by SCRS to iRad to operate a fully fitted private hospital focused on imaging and diagnostic medical center at the Studio City integrated resort
“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board of Melco International Development Limited Leung Hoi Wai, Vincent Company Secretary

Hong Kong, 16 September 2025

As at the date of this announcement, the board of directors of the Company comprises four Executive Directors, namely Mr. Ho, Lawrence Yau Lung (Chairman and Chief Executive Officer), Mr. Evan Andrew Winkler (President and Managing Director), Mr. Chung Yuk Man, Clarence and Mr. Geoffrey Stuart Davis (Chief Financial Officer); and three Independent Non-executive Directors, namely Mr. Tsui Che Yin, Frank, Ms. Karuna Evelyne Shinsho and Mr. Ko Chun Fung, Henry.